Exhibit 99.2

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

December 29, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation's
Normal Course of Business

[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970]

On December 28, 2008, after having received the prior approval of the Company’s Audit Committee, and subject to the approval of the Company’s General Assembly, which will be summoned via Immediate Report to be publicized within 14 days, in conformance with the Securities Regulations (Transactions between a Company and a Controlling Shareholder Therein), 5761 – 2001, the Company’s Board of Directors resolved to issue a letter of release and a letter of indemnity to the Chairman of the Board and controlling shareholder of the Company, Mr. Ilan Ben-Dov, effective as of the date of his appointment on July 1, 2008. The letter of release and letter of indemnity are in the Company’s customary versions, as issued to all other Company officeholders.

Sincerely, Scailex Corporation Ltd.